UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For December 31, 2025

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Financial Officer

On November 20, 2025, the Board of Directors of Energys Group Limited, a Cayman Islands company (the “Company”), received a resignation letter dated November 20, 2025 from CHU Yat Fai in which he resigned from his position as Chief Financial Officer of the Company, effective as of December 31, 2025. On December 31, 2025, the Board of Directors accepted the resignation of Mr. CHU as the Chief Financial Officer of the Company. Mr. CHU had served as Chief Financial Officer of the Company since February 2023.

There was no known disagreement with Mr. CHU as the outgoing Chief Financial Officer on any matter relating to the Company’s operations, policies or practices.

Appointment of Chief Financial Officer

On December 31, 2025, the Board of Directors appointed YU Matthew as the Chief Financial Officer of the Company effective January 1, 2026 to fill the vacancy created by the resignation of CHU Yat Fai. Mr. YU has been promoted internally, having served as the Company’s Financial Controller since June 2022.

Biography of Mr. YU

The following sets forth certain information concerning the new Chief Financial Officer’s past employment history and qualifications.

YU Matthew has served as Financial Controller of the Company since June 2022. In that role, Mr. YU successfully oversaw the financial functions of the Company and the preparation of its financial statements, including for its IPO and its listing on the Nasdaq Capital Market in April 2025, and designed a SOX-compliant internal control framework supporting ongoing listing obligations. Mr. YU directed conversion of the Company’s accounting standards from UK GAAP to US GAAP and implementation of Enterprise Resource Planning (“ERP”), increasing the Company’s organizational efficiency by integrating the Company’s business processes, optimizing supply chains and reducing the time for producing internal financial reports by 67%. Mr. YU has been responsible for preparing group consolidated financial statements, statutory accounts and technical disclosures. Mr. YU has also developed detailed budgets, forecasts and cash flow models aligned with strategic objectives, and has acted as lead liaison with external auditors, underwriters, legal advisors and executive leadership.

Prior to joining the Company, from August 2020 to January 2022, Mr. YU served as chief financial officer of Samson Paper Holdings Limited (HKEX:731), where he led a financial turnaround and debt restructuring. From July 2017 to March 2019, Mr. YU served as financial controller of CHK Oil Limited (HKEX:632). From October 2010 to July 2017, Mr. YU was employed as an audit manager at Deloitte Touche Tohmatsu in Hong Kong.

Mr. YU is a Chartered Accountant (ACA) qualified with the Institute of Chartered Accountants in England and Wales and a Certified Public Accountant (CPA) qualified with the Hong Kong Institute of Certified Public Accountants. Mr. YU holds a Bachelor of Business Administration (Honours) degree in Accountancy from The Hong Kong Polytechnic University.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Employment Agreement dated December 31, 2025 between Energys Group Limited and YU Matthew.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2026	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director

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